Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated October 29, 2008

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared in the Silicon Valley / San Jose Business Journal on October 27, 2008.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                Clarification: This article states that the Company completed a six-month process to create a secondary market for loans originated through the Company's website. In fact, the Company's registration process involved the registration of the offer and sale of up to $600,000,000 in Member Payment Dependent Notes (the "Notes") by Lending Club on its website www.lendingclub.com; the trading platform, which is operated by Foliofn and not the Company, is for transfers of these Notes, not member loans.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, which the Company filed with the SEC on October 14, 2008 together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Silicon Valley / San Jose Business Journal

October 27, 2008

Peer lending goes to market

Silicon Valley / San Jose Business Journal - by William-Arthur Haynes

Sunnyvale-based Lending Club is the first peer-to-peer lender cleared to sell its loans as securities.

Peer-to-peer finance companies, which bring together small private lenders and borrowers, are getting ready to take on a new market - Wall Street.

Lending Club Corp. and Prosper Marketplace Inc. are creating after-markets for lenders to resell loans as securities, a practice that scares some investors given what mortgage-backed securities have done to the finance industry.

Sunnyvale-based Lending Club, however, says it deals in only prime borrowers, defined in part as those with FICO scores of 640 and above. Borrowers' average credit score is 710, according to Renaud Laplanche, Lending Club chief executive officer. He says the default rate at Lending Club for the past 18 months is 1.7 percent.

Personal loans of $1,000 to $25,000 are made on three-year terms for interest rates ranging from 7 percent to 19 percent, not including a 1 percent service charge.

The company completed a six-month process on Oct. 10 with the Securities and Exchange Commission to create a secondary market for loans originated through its Web site, Lendingclub.com.

Lending Club's secondary market is operated by Foliofn Inc., a Virginia brokerage and investment company. Foliofn didn't return calls seeking comment.

Prosper, based in San Francisco, is registering with the SEC to create its secondary market. A Prosper spokesperson said the company was in a quiet period pending completion of that process and unable to comment further.

Zopa Ltd., a London-based competitor, closed its U.S. operations this month and began facilitating loans between borrowers and credit unions and continues to facilitate peer-to-peer lending in England, Japan and Italy.

An Oct. 9 post on Zopa's U.S. site said the company was "making a few changes here in the U.S. - including the introduction of direct customer service relationships between Zopa customers and their credit unions."

Zopa did not respond to requests for comment.

Buying peer-to-peer loan-backed securities is a case of buyer-beware, said attorney Maureen Young, a financial institutions corporate and regulatory partner at Bingham McCutchen LLP.

Young pointed out the regularity with which loans of myriad types are sold to a secondary market but said the question regarding peer-to-peer originated loans is whether the buyers of the secondary notes know the related risk of what they're buying.

"There's an initial issue in any of the peer-to-peer networks of whether or not they have the ability to provide potential lenders with enough credit-type information about the borrowers," she said. "And as you push the loans out to the market, how much does that buyer know about the quality of the underlying credit?"

The subprime debacle and related credit crunch are proof, she said.

"We found out that in the Wall Street marketplace big guys that early on were doing diligence on the packages of notes for the secondary market started to get looser with the diligence," she said.

Lending Club CEO Laplanche said the key to success for social lending is to ensure that the interest rates properly reflect the risk.

Only the loans issued since registration, approximately 500, can be traded. As of Oct. 21, about 50 loan notes had been traded and 31 remained available.

The secondary market is similar to an online brokerage where individual lenders can make an investment by funding a loan, then have the option to resell the note. Laplanche said it was an avenue for the initial loaner to create liquidity or retool its portfolio.

Lending Club and Prosper are aligned with Salt Lake City-based Web Bank, an FDIC insured Utah-chartered institution. Before making that affiliation, the borrower side of the businesses were subject to lending licenses granted by various states and their respective maximum interest rate laws, while the lender side was unregulated. Following registration, Lending Club's lender side is SEC regulated while the borrower side remains governed by Utah law.

William-Arthur Haynes can be reached at 408.299.1829 or whaynes@bizjournals.com.

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